PROSPECTUS SUPPLEMENT (to prospectus dated May 20, 2009 and the prospectus supplements dated June 26, 2009 and July 14, 2009)

Filed Pursuant to Rule 424(b)(3) Registration No. 333-150655

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10  3/8%/11  1/8% Senior Toggle Notes due 2017

$1,015,000,000 11  5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated May 20, 2009 and the prospectus supplements dated June 26, 2009 and July 14, 2009.

See “Risk Factors” beginning on page 12 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

RECENT DEVELOPMENTS

We have attached to this prospectus supplement the Current Report on Form 8-K of Biomet, Inc. dated August 6, 2009. The attached information updates and supplements Biomet, Inc.’s Prospectus dated May 20, 2009 and the prospectus supplements dated June 26, 2009 and July 14, 2009.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is August 7, 2009.

1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 6, 2009

BIOMET, INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Indiana	001-15601	35-1418342
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

56 East Bell Drive

Warsaw, Indiana 46582

(Address of Principal Executive Offices, Including Zip Code)

(574) 267-6639

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 6, 2009, Steven F. Schiess, a Senior Vice President of Biomet, Inc. (the “Company”) and President of Biomet 3i, LLC, a wholly owned subsidiary of the Company (“Biomet 3i”), informed the Company’s management of his decision to retire from the Company and Biomet 3i. On August 7, 2009, the Company announced the appointment of Maggie Anderson as Senior Vice President of the Company and President of Biomet 3i, effective immediately. Ms. Anderson most recently served as a member of the Texas Pacific Group Capital (TPG) management team, where, in addition to her other duties, she worked closely with Biomet and Biomet 3i management over the last 18 months on strategic planning, innovation, and operations.

The Company issued a press release relating to these events on August 7, 2009, which is attached to this filing as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press release issued August 7, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2009

BIOMET, INC.

/s/ Bradley J. Tandy
By:	Bradley J. Tandy
Its:	Senior Vice President, General Counsel and Secretary

EXHIBITS

Exhibit No.	Description
99.1	Press release issued August 7, 2009

Exhibit 99.1

Biomet Announces Leadership Transition at Dental Subsidiary, Biomet 3i

Warsaw, IN, August 7, 2009 — Biomet, Inc. announced today that Steve Schiess, President of Biomet 3i, has informed Biomet management of his decision to retire from Biomet 3i, a leading manufacturer of dental reconstructive implants and related products.

“We thank Steve for his 11 years of leadership at Biomet 3i,” said Jeff Binder, Biomet President and CEO. “He has made many contributions along the way and will be missed. We wish him the very best in his future endeavors.” Biomet has appointed Maggie Anderson to the position of President, Biomet 3i, effective immediately.

Ms. Anderson most recently served as a member of the TPG Capital management team, working closely with Biomet and Biomet 3i management over the last 18 months on strategic planning, innovation, and operations. Prior to that, she worked with Fenwal, a transfusion therapies business, to improve performance.

Prior to joining TPG, Ms. Anderson was a Director at AlixPartners, where she led the transformation efforts of New World Pasta and dj Orthopedics (now DJO Inc.). She also spent 10 years with General Motors in diverse roles of increasing responsibility, including advanced manufacturing engineering, new program development, quality, operations, production control and logistics. She holds a BS from General Motors Engineering and Management Institute and an MBA from Wright State University.

“We are very pleased to have Maggie join the Biomet team,” said Mr. Binder. “She has excellent strategic and operational skills and is passionate about our business and the future of Biomet 3i.”

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, including orthopedic joint replacement devices, bone cements and accessories, autologous therapies and dental reconstructive implants; fixation products, including electrical bone growth stimulators, internal and external orthopedic fixation devices, craniomaxillofacial implants and bone substitute materials; spinal products, including spinal stimulation devices, spinal hardware and orthobiologics; and other products, such as arthroscopy products and softgoods and bracing products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Contacts

For further information contact Bill Kolter, Corporate Vice President, Public Affairs at (574) 372-1535 or Barbara Goslee, Director, Corporate Communications at (574) 372-1514.